UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

13F Central Modern Building 488 Xin Hua Rd, Putuo District Shanghai, China, 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Provides Preliminary Unaudited Financial Results for the Year 2010

Shanghai, China, March 28, 2010 — SearchMedia Holdings Limited (“SearchMedia” or
the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today provided preliminary unaudited financial results for the year ended December 31, 2010.

For the year 2010, the Company expects net revenue to increase by 37% to approximately $52 million.  Excluding the impact of acquisitions, the Company estimates organic revenue growth was approximately 25% for the year 2010.
Revenue performance was driven primarily by growth in the Company’s existing billboard businesses and high occupancy rates in the elevator business, as well as contributions from the Continental acquisition and a new bus concession.  The
Company also continued to sign new advertising contracts through the year with various auto, telecom, financial, travel, insurance and electronics clients, and witnessed increased average ad spend per client.

The Company expects 2010 net income from acquired subsidiaries to remain stable on a year over year basis at approximately $9 million. Net income from acquired subsidiaries excludes the Company’s headquarter elevator business and corporate expenses. In addition, net income from acquired subsidiaries in 2010 only included seven months of income from the Continental acquisition, which closed in June 2010.

The Company’s headquarter elevator business and corporate expenses incurred a net loss for the year 2010 of approximately $8 million.  Approximately $3 million of this net loss reflects expenses related to restructuring the headquarter elevator business, and extraordinary corporate expenses related to severance fees, headcount reduction and extraordinary legal and auditing fees.
In 2011, management believes the headquarter elevator business to be profitable, and expects recurring corporate expenses to be approximately $3 million for the year.

SearchMedia expects to recognize goodwill impairment of $21 million for the year
2010, which reflects the writedown of goodwill from certain acquisitions
completed in 2008.   Excluding the impact of this goodwill impairment, the
Company would expect to report net income for the year 2010 of approximately $1 million.  Excluding the impact of the goodwill impairment and the $3 million related to restructuring the headquarter elevator business and extraordinary charges highlighted above, the Company would expect to report net income for the year 2010 of approximately $4 million.

As of December 31, 2010, cash and cash equivalents totaled approximately $7 million.

Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “We have begun to see visible improvements in our business as a result of the initiatives we have undertaken.  Today, our elevator business has reached very high occupancy rates.  We believe this achievement is a great testament to both the abilities of our management and the growth potential of our business.  We have a comprehensive operation that is strong both locally and nationally in China, and one with excellent growth prospects. For the first quarter in 2011, we expect all of our subsidiaries and our headquarter elevator operation to be profitable.
 In addition, we continue to reduce costs throughout the Company.

“We also expect to announce additional collaboration agreements soon with other
China media companies that will grant mutual access to each other’s media assets.  We believe this will further broaden the product offerings of
SearchMedia and deepen our coverage throughout China,” said Chow.

Preliminary unaudited financial results differ from 2010 financial guidance of
$61 million in revenue and $11 million in net income from acquired subsidiaries.
 The difference primarily reflects lower than expected performance of certain subsidiaries.

Today, the Company no longer anticipates 2011 net income in the range of $17-$20 million.  The prior guidance incorporated certain new acquisitions not yet complete. The Company has been diligently working on completing these acquisitions and will revisit full year guidance later in the year as further progress is made. As the Company continues to further integrate its subsidiaries, it is gaining greater visibility in its outlook.

Wilfred Chow continued, “We intend to issue a press release and file a Form 6-K detailing full year results in May 2011.  Additionally, we are focused on capitalizing on the fragmented landscape of China’s advertising marketplace.  We are in the midst of evaluating several potential transactions and continue to work diligently on completing the current acquisitions in our pipeline.”

Paul Conway, Chief Executive Officer of SearchMedia, also remarked, “As we previously disclosed, and in order to put to rest the legacy issues from the previous owners and management team, in February 2011 we commenced claims against the former shareholders and directors of SearchMedia International
Limited for fraud and for breaches of representations, warranties and covenants contained in the Share Exchange Agreement.  While these actions progress, we look forward to moving beyond the issues surrounding the prior shareholders and continuing to strengthen our company.  With a stronger management team in place and a stabilized base business, we believe SearchMedia is well-positioned for future growth.”

Paul Conway remarked in closing, “Lastly, we want to stress that we have achieved some monumental accomplishments in 2010.  Most importantly, we overcame the considerable disruption caused by prior management in previous years.  We have since completed a full year audit and brought our company into NYSE Amex listing compliance.  Since early 2010, we have also augmented our internal accounting and compliance resources and we believe this transitional period in our business is nearing a close.  With the disruption of 2009 and 2010 almost behind us, we will be poised to focus on the fundamental business, which we believe is well-positioned to capitalize on the growth prospects of China’s fragmented and rapidly evolving media market.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  Additionally, SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai.
SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, that our estimates and preliminary financial results for 2010 are subject to additional review and adjustment and the audited financial results may be materially different from those presented in this press release; whether the Company’s subsidiaries and its headquarters operations will be profitable in the first quarter of 2011; whether high occupancy rates at our elevator business will continue or the costs reductions and anticipated growth potential of our business will be realized; whether the Company’s efforts to strengthen its accounting function and integrate its subsidiaries will be successful, provide visibility in its outlook or position the Company for future growth; whether the disruptive events of 2009 and 2010 will continue to negatively impact the Company; whether the Company will enter into any collaborative agreements with other China media companies or whether any such collaborative agreements will provide the benefits anticipated, including greater access to other media assets and broader product offerings and deepen our coverage throughout China; whether acquisitions previously under discussion or negotiation will be completed in a timely matter or at all and whether such acquisition will be successful; whether the Company will be successful in its claims against the former shareholders and directors of SearchMedia
International Limited; the uncertainties associated with the timing and outcome of legal proceedings; whether the Company’s enhanced management structure will result in the benefits, integration and growth anticipated, including accelerated growth for 2011 or beyond; whether the Company will issue a press release and file a Form 6-K in May 2011; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange
Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
In New York:  Ashley M. Ammon: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: 03/28/2011	By:	/s/ Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer